Exhibit 99.1

17 May 2023

ABCAM PLC

(“Abcam” or “the Company”)

Result of Annual General Meeting

Cambridge, UK/ Waltham, MA: Abcam plc (Nasdaq: ABCM), a global leader in the supply of life science research tools, announces the voting results from the Annual General Meeting (the “AGM”) held today. A total of 196,862,506 shares representing 85.7% of Abcam’s issued and outstanding voting capital (including withheld) were voted in connection with the meeting.

The votes were as follows:

Resolution		In Favour	Against	Withheld
1.	To receive and adopt the Directors’ Report and the financial statements for the period 31 December 2022, together with the Independent Auditor’s Report.	180,306,403 99.94%	99,238 0.06%	16,456,865 8.36%
2.	To approve the Annual Report on Remuneration for the for the period 31 December 2022, as set out on pages 49 to 59 of the Annual Report and Accounts.	174,040,019 95.40%	8,387,468 4.60%	14,435,019 7.33%
3.	To re-appoint PricewaterhouseCoopers LLP as auditor of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.	179,459,110 99.19%	1,467,634 0.81%	15,935,762 8.09%
4.	To authorise the Audit and Risk Committee to fix the remuneration of the auditor.	180,876,749 99.97%	47,249 0.03%	15,938,508 8.10%
5.	To re-elect Peter Allen as a Director.	171,602,332 96.27%	6,657,956 3.73%	18,602,218 9.45%
6.	To re-elect Alan Hirzel as a Director.	180,868,452 99.99%	15,522 0.01%	15,978,532 8.12%
7.	To re-elect Michael Baldock as a Director.	173,249,012 95.02%	9,075,983 4.98%	14,537,511 7.38%
8.	To re-elect Mara Aspinall as a Director.	159,959,959 88.46%	20,861,003 11.54%	16,041,544 8.15%
9.	To re-elect Giles Kerr as a Director.	161,230,904 89.17%	19,590,466 10.83%	16,041,136 8.15%

10.	To re-elect Mark Capone as a Director.	180,683,452 99.92%	137,918 0.08%	16,041,136 8.15%
11.	To re-elect Sally W Crawford as a Director.	179,114,658 99.06%	1,706,304 0.94%	16,041,544 8.15%
12.	To re-elect Bessie Lee as a Director.	180,674,287 99.92%	147,533 0.08%	16,040,686 8.15%
13.	To elect Luba Greenwood as a Director.	180,796,348 99.99%	25,522 0.01%	16,040,636 8.15%
14.	To grant the Directors the authority to issue shares for cash in certain circumstances.	176,033,135 97.33%	4,826,779 2.67%	16,002,592 8.13%
15.	To grant the Directors the authority to disapply pre-emption rights in certain circumstances.	176,443,735 97.56%	4,415,332 2.44%	16,003,439 8.13%
16.	To grant the Directors the authority to disapply pre-emption rights for additional equity securities for the purposes of financing or refinancing a transaction.	167,774,655 92.77%	13,083,811 7.23%	16,004,040 8.13%
17.	To adopt amended articles of association of the Company.	180,863,563 99.99%	18,456 0.01%	15,980,487 8.12%
18.	To approve and authorise forms of share repurchase contract and counterparties.	128,391,815 71.52%	51,119,075 28.48%	17,351,616 8.81%

The issued share capital (“ISC”) as of the date of the meeting was 229,723,147 Ordinary Shares.

The percentage of voting shares in favour and against is the percentage of shares voted and exclude shares on which votes were withheld.

For further information, please contact:

Abcam

Marc Perkins, Company Secretary	+ 44 (0) 1223 696 000

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit corporate.abcam.com.